UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 11 )*


                          Energy Conversion Devices, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    292659109
--------------------------------------------------------------------------------
                                 (CUSIP Number)


	Clint Coghill
	Coghill Capital Management
	1 N Wacker Dr. Ste. #4350
	Chicago, IL 60606
	312-324-2000


--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                               November 29, 2007
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [x]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
================================================================================

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CUSIP NO. 292659109                     13D                          PAGE 2 OF 8
-------------------                                                  -----------

--------------------------------------------------------------------------------
   1     NAMES OF REPORTING PERSONS.
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

   	    CCM Master Qualified Fund, Ltd.*  98-0363044
          Coghill Capital Management, LLC.+*  36-4313801
          Clint D. Coghill+*
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a)[ ]
                                                                         (b)[x]
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY

-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS (SEE INSTRUCTIONS)
         WC

-------- -----------------------------------------------------------------------
   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                 [ ]

-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         CCM Master Qualified Fund, Ltd.* - Cayman Islands
 	   Coghill Capital Management, LLC.+* - Delaware, USA
         Clint D. Coghill+* - USA

--------------------------------------------------------------------------------
                                7    SOLE VOTING POWER
                                     0

         NUMBER OF            ------ -------------------------------------------
           SHARES               8    SHARED VOTING POWER
        BENEFICIALLY                 3,262,741**
          OWNED BY
            EACH              ------ -------------------------------------------
         REPORTING              9    SOLE DISPOSITIVE POWER
           PERSON                    0
            WITH
                              ------ -------------------------------------------
                               10    SHARED DISPOSITIVE POWER
                                     3,262,741**

--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,262,741**
-------- -----------------------------------------------------------------------
  12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (SEE INSTRUCTIONS)                                                 [ ]

-------- -----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         8.1***
-------- -----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         CCM Master Qualified Fund, Ltd.* - CO
         Coghill Capital Management, LLC.+* - IA
         Clint D. Coghill+* - IN

--------------------------------------------------------------------------------

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CUSIP NO. 292659109                     13D                          PAGE 3 OF 8
-------------------                                                  -----------

                                  Schedule 13D

Item 1.   Security and Issuer.
          -------------------

          This statement relates to the Common Stock, of Energy
Conversion Devices, Inc.
(the "Issuer"). The address of the Issuer's principal offices is:

2956 Waterview Drive
Rochester Hills, MI 48309

Item 2.   Identity and Background.
          -----------------------

          (a) The name of the reporting persons are:  CCM Master
Qualified Fund, Ltd*, Coghill Capital Management, LLC+*, and
Clint D. Coghill+*.

          (b) The address of principal business office is:
1 N. Wacker Dr. Ste. #4350
Chicago, IL 60606

          (c) Coghill Capital Management LLC+*, is an SEC registered investment advisor.

          (d) During the five years prior to the date hereof, CCM
Master Qualified Fund, Ltd*, Coghill Capital Management, LLC+*, and or Clint D. Coghill+* have not been convicted in a criminal proceeding
 (excluding traffic violations or similar misdemeanors).

          (e) During the five years prior to the date hereof, CCM Master Qualified Fund, Ltd*, Coghill Capital Management, LLC+*, and or Clint D. Coghill+* have not been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding a violation with respect to such laws.

          (f) Coghill Capital Management, LLC is incorporated in Delaware, USA.

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          Working Capital of CCM Master Qualified Fund, Ltd.*

-------------------                                                  -----------
CUSIP NO. 292659109                     13D                          PAGE 4 OF 8
-------------------                                                  -----------

Item 4.   Purpose of Transaction.
          ----------------------

As previously disclosed in our Schedule 13D filed on February 21, 2007, the Reporting Persons have contacted the Issuer's management to express their view that changes to management and the enterprise structure were needed in order for the Issuer to realize its full potential and to increase the Issuer's value to shareholders. Since that time, the Reporting Persons have had discussions with the Issuer's management, and the Issuer has taken actions that the Reporting Persons feel have addressed their concerns, in particular, the appointment of Mr. Mark Morelli as CEO and President. Mr. Morelli, in the Reporting Person's view, will build within the Issuer a culture of commercial orientation and commitment to shareholder value. In light of these developments, the Reporting Persons have no further plans or proposals regarding the Issuer, and at this time they intend to continue to hold
Shares for investment purposes in the ordinary course of the Reporting Persons' business or investment activities, as the case may be. Accordingly, Reporting Persons currently have no plans relating to:

(1) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer;
(2) a sale or transfer of a material amount of assets of the Issuer;
(3) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(4) any material change in the present capitalization or dividend policy of the Issuer;
(5) any other material change in the Issuer's business or corporate structure;
(6) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
(7) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association;
(8) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; and/or
(9) any action similar to those enumerated above. Any future decision of the Reporting Persons to take any such actions with respect to the Issuer or its securities will take into account various factors, including the prospects of the Issuer, general market and economic conditions and other factors deemed relevant.

Notwithstanding the foregoing, the Reporting Persons may, without limitation, acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open market or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares, depending on business and market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors.


Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

(a) CCM Master Qualified Fund, Ltd*, Coghill Capital Management,
LLC+*, and Clint D. Coghill+* have beneficial ownership of 3,262,741** shares (8.1***).

-------------------                                                  -----------
CUSIP NO. 292659109                     13D                          PAGE 5 OF 8
-------------------                                                  -----------


          (b) Number of Shares as to which CCM Master Qualified
Fund, Ltd*, Coghill Capital Management, LLC+*, and Clint D.
Coghill+* have:

               (i)    sole power to vote or to direct the vote:

                      0 shares of Common Stock.

               (ii)   shared power to vote or to direct the vote:

                      3,262,741** shares of Common Stock (8.1***).

               (iii)  sole power to dispose or to direct the disposition:

                      0 shares of Common Stock.

               (iv)   shared power to dispose or to direct the disposition:

                      3,262,741** shares of Common Stock (8.1***).

-------------------                                                  -----------
CUSIP NO. 292659109                     13D                          PAGE 6 OF 8
-------------------                                                  -----------

          (c) Transaction occurring during the past sixty days:
See Exhibit 1

          (d) N/A

          (e) N/A

Item 6.   Contracts, Arrangements, Undertakings or Relationships with Respect
          -------------------------------------------------------------------
          to Securities of the Issuer.
          ---------------------------

          The Reporting Persons are the beneficial owners of 400,000 warrants, which grant the holder to purchase common shares of stock from the Issuer at $22.93/share on or before March 10, 2010. Further, the Reporting Persons have sold exchange-traded put options, with varying strike prices and expirations dates, which may, from time to time, require the Reporting Persons to purchase up to 831,000 shares of common stock, depending on whether the counterparty exercises these options and not as a result of the Reporting Persons own actions.

Item 7.   Material to be Filed as Exhibits.
          --------------------------------

          Exhibit 1: Transactions effected during the past 60 days.

Explanation of Responses:
* The reporting persons disclaim beneficial ownership of the securities except to the extent of their pecuniary interest therein.

** Includes warrants to purchase shares of common stock that are exercisable within 60 days.

*** Based on 39,977,215 shares of common stock issued and outstanding as of November 5, 2007 as reported by the Issuer in its Registrations Statement on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2007 plus 400,000 shares of common stock issue-able via warrants held by the Reporting Persons as described in Item 6 of this
Schedule 13D.

+ Principal of the investment manager or investment manager to the investment management entity in whose account the reported securities are held

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CUSIP NO. 292659109                     13D                          PAGE 7 OF 8
-------------------                                                  -----------

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  November 29, 2007


/S/ Clint D. Coghill+*
----------------------------
Clint D. Coghill+*

/S/ Coghill Capital Management, LLC+*
----------------------------
Coghill Capital Management, LLC+*

/S/ CCM Qualified Master Fund, Ltd.*
----------------------------
CCM Qualified Master Fund, Ltd.*

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CUSIP NO. 292659109                     13D                          PAGE 8 OF 8
-------------------                                                  -----------

                                    EXHIBIT 1


Date	     Transaction	Location     Security	   Quantity	Price/Unit
12/26/2006	Sell      	Open Market  Common Stock   (28,500) 	 34.99
12/26/2006	Purchase  	Open Market  Call Options   775 	  1.93
12/27/2006	Sell      	Open Market  Common Stock   (800)	 34.43
12/27/2006	Sell      	Open Market  Common Stock   (6,200)	 34.43
12/27/2006	Sell      	Open Market  Common Stock   (53,800) 	 34.43
12/27/2006	Sell      	Open Market  Common Stock   (2,500)	 34.43
12/27/2006	Sell      	Open Market  Common Stock   (2,500)	 34.43
12/27/2006	Sell      	Open Market  Common Stock   (1,400)	 34.43
12/27/2006	Sell      	Open Market  Common Stock   (34,600) 	 34.43
12/27/2006	Purchase  	Open Market  Call Options   275 	  1.85
12/27/2006	Purchase  	Open Market  Call Options   1,125 	  2.78
12/29/2006	Purchase  	Open Market  Common Stock   5,000 	 45.02
12/29/2006	Sell      	Open Market  Common Stock   (800)	 33.79
12/29/2006	Sell      	Open Market  Common Stock   (3,600)	 33.79
12/29/2006	Sell      	Open Market  Common Stock   (14,600) 	 33.79
12/29/2006	Sell      	Open Market  Common Stock   (40,000) 	 33.79
12/29/2006	Purchase  	Open Market  Call Options   685 	  1.25
12/29/2006	Purchase  	Open Market  Call Options   600 	  2.40
01/03/2007	Purchase  	Open Market  Common Stock   19,900 	 45.02
01/03/2007	Sell      	Open Market  Common Stock   (800)	 32.71
01/03/2007	Sell      	Open Market  Common Stock   (24,700) 	 32.71
01/03/2007	Sell      	Open Market  Common Stock   (1,400)	 32.71
01/03/2007	Sell      	Open Market  Common Stock   (34,600) 	 32.71
01/03/2007	Purchase  	Open Market  Call Options   1,285 	  2.60
01/04/2007	Sell      	Open Market  Common Stock   (15,000) 	 33.99
01/08/2007	Purchase  	Open Market  Common Stock   4,200 	 45.02
01/09/2007	Purchase  	Open Market  Common Stock   4,200 	 45.02
01/09/2007	Purchase  	Open Market  Common Stock   25,000 	 40.02
01/12/2007	Purchase  	Open Market  Common Stock   12,700 	 40.02
01/16/2007	Purchase  	Open Market  Common Stock   10,200 	 40.02
01/16/2007	Purchase  	Open Market  Common Stock   200 	 45.02
01/17/2007	Purchase  	Open Market  Common Stock   2,000 	 40.02
01/17/2007	Sell      	Open Market  Common Stock   (2,500)	 34.02
01/17/2007	Sell      	Open Market  Common Stock   (1,400)	 34.02
01/17/2007	Sell      	Open Market  Common Stock   (800)	 34.02
01/17/2007	Sell      	Open Market  Common Stock   (6,200)	 34.02
01/17/2007	Sell      	Open Market  Common Stock   (500)	 34.02
01/17/2007	Sell      	Open Market  Common Stock   (25,000) 	 34.02
01/17/2007	Sell      	Open Market  Common Stock   (2,500)	 34.02
01/17/2007	Sell      	Open Market  Common Stock   (34,600) 	 34.02
01/18/2007	Purchase  	Open Market  Common Stock   7,500 	 40.02
01/18/2007	Sell      	Open Market  Common Stock   (5,000)	 32.83
01/18/2007	Sell      	Open Market  Common Stock   (65,000) 	 32.83
01/18/2007	Purchase  	Open Market  Call Options   1,500 	  2.51
01/19/2007	Purchase  	Open Market  Common Stock   5,500 	 45.02
01/19/2007	Purchase  	Open Market  Common Stock   37,600 	 40.02
01/19/2007	Sell      	Open Market  Common Stock   (5,000)	 32.69
01/19/2007	Purchase  	Open Market  Call Options   1,250 	  2.27
01/22/2007	Purchase  	Open Market  Call Options   200 	  2.76
01/30/2007	Sell      	Open Market  Common Stock   (5,400)	 34.25
01/30/2007	Sell      	Open Market  Common Stock   (6,200)	 34.25
01/30/2007	Sell      	Open Market  Common Stock   (2,500)	 34.25
01/30/2007	Sell      	Open Market  Common Stock   (2,500)	 34.25
01/30/2007	Sell      	Open Market  Common Stock   (12,700) 	 34.25
01/30/2007	Purchase  	Open Market  Call Options   750 	  2.53
02/01/2007	Purchase  	Open Market  Call Options   1,025 	  2.85
02/01/2007	Purchase  	Open Market  Call Options   850 	  1.08
02/08/2007	Purchase  	Open Market  Common Stock   200 	 45.02
02/08/2007	Purchase  	Open Market  Call Options   1,571 	  1.09
02/08/2007	Purchase  	Open Market  Call Options   675 	  2.96
02/09/2007	Purchase  	Open Market  Common Stock   82,400 	 45.02
02/09/2007	Purchase  	Open Market  Common Stock   2,500 	 35.02
02/09/2007	Purchase  	Open Market  Common Stock   17,100 	 40.02
02/09/2007	Purchase  	Open Market  Call Options   940 	  2.11
02/09/2007	Purchase  	Open Market  Call Options   1,525 	  1.08
02/12/2007	Purchase  	Open Market  Common Stock   4,100 	 40.02
02/12/2007	Purchase  	Open Market  Common Stock   5,500 	 45.02
02/12/2007	Purchase  	Open Market  Common Stock   15,800 	 40.02
02/12/2007	Purchase  	Open Market  Common Stock   22,500 	 35.02
02/13/2007	Purchase  	Open Market  Common Stock   2,500 	 45.02
02/13/2007	Purchase  	Open Market  Common Stock   1,600 	 35.02
02/13/2007	Purchase  	Open Market  Common Stock   16,300 	 40.02
02/13/2007	Sell      	Open Market  Common Stock   (10,200) 	 28.91
02/13/2007	Sell      	Open Market  Common Stock   (2,000)	 28.91
02/13/2007	Sell      	Open Market  Common Stock   (12,700) 	 28.91
02/13/2007	Sell      	Open Market  Common Stock   (10,200) 	 28.91
02/13/2007	Sell      	Open Market  Call Options   (205)	  0.01
02/13/2007	Purchase  	Open Market  Call Options   1,060 	  1.71
02/13/2007	Purchase  	Open Market  Call Options   1,650     	  1.82
02/14/2007	Purchase  	Open Market  Call Options   600 	  3.37
02/15/2007	Purchase  	Open Market  Common Stock   5,000 	 35.02
02/15/2007	Sell      	Open Market  Common Stock   (2,500)	 44.98
02/16/2007	Purchase  	Open Market  Common Stock   30,900 	 35.02
02/16/2007	Purchase  	Open Market  Common Stock   42,100 	 40.02
02/20/2007	Purchase  	Open Market  Call Options   1,250 	  2.00
02/20/2007	Purchase  	Open Market  Call Options   1,420 	  3.29
02/21/2007	Purchase@   	Open Market  Common Stock   17,400   	 40.02
03/07/2007	Purchase@   	Open Market  Common Stock   700      	 40.02
03/09/2007	Purchase    	Open Market  Call Options   1,250     	  1.34
03/10/2007	Purchase@   	Open Market  Common Stock   6,200    	 40.02
03/13/2007	Sale		Open Market  Common Stock   31,914   	 31.35
03/13/2007	Purchase@	Open Market  Common Stock   7,500    	 40.02
03/13/2007	Purchase@   	Open Market  Common Stock   7,500    	 35.02
03/13/2007	Purchase	Open Market  Call Options   515      	  1.04
03/13/2007	Sale		Open Market  Call Options   243      	  0.04
03/14/2007	Sale		Open Market  Common Stock   10,000  	 31.54
03/15/2007	Purchase@	Open Market  Common Stock   6,300  	 40.02
03/17/2007 	Purchase@	Open Market  Common Stock   55,000 	 35.02
03/17/2007	Purchase@	Open Market  Common Stock   9,600  	 40.02
03/17/2007	Expiration	Open Market  Call Options   5,837    	  0.00
03/17/2007	Expiration	Open Market  Call Options   6,650   	  0.00
03/17/2007	Expiration	Open Market  Call Options   2,620   	  0.00
03/20/2007	Purchase	Open Market  Call Options   729     	  2.00
03/20/2007	Purchase	Open Market  Call Options   791     	  3.81
03/20/2007	Purchase	Open Market  Call Options   330     	  2.54
03/21/2007	Purchase	Open Market  Call Options   87      	  1.86
03/21/2007	Purchase	Open Market  Call Options   155     	  3.82
03/21/2007	Purchase	Open Market  Call Options   470    	  2.59
04/02/2007	Purchase	Open Market  Call Options   713    	  1.20
04/02/2007	Purchase	Open Market  Call Options   775    	  0.45
04/18/2007	Sell		Open Market  Common Stock   2,500   	 38.22
04/18/2007	Sell		Open Market  Common Stock   200     	 38.22
04/18/2007	Sell		Open Market  Common Stock   5,500  	 38.22
04/18/2007	Sell		Open Market  Common Stock   34,300  	 38.22
04/18/2007	Sell		Open Market  Common Stock   10,000  	 38.94
04/20/2007	Expiration	Open Market  Call Options   1,765    	  0.00
04/20/2007	Purchase	Open Market  Common Stock   176,500  	 35.02
04/20/2007	Purchase	Open Market  Common Stock   5,000    	 35.31
04/20/2007	Purchase	Open Market  Common Stock   50,000  	 35.56
04/20/2007	Purchase	Open Market  Call Options   194     	  3.39
04/20/2007	Purchase	Open Market  Call Options   933      	  2.18
04/20/2007	Purchase	Open Market  Call Options   946      	  1.32
04/23/2007	Purchase	Open Market  Common Stock   2,400 	 35.57
04/24/2007	Sell		Open Market  Common Stock   6,000    	 36.31
04/24/2007	Sell		Open Market  Common Stock   51,500  	 36.31
04/24/2007	Purchase	Open Market  Call Options   729     	  5.02
04/24/2007	Purchase	Open Market  Call Options   500     	  3.22
04/25/2007	Sell		Open Market  Common Stock   25,000  	 36.43
04/25/2007	Purchase	Open Market  Call Options   200     	  5.02
04/25/2007	Purchase	Open Market  Call Options   350     	  3.42
04/27/2007	Purchase	Open Market  Call Options   871     	  1.16
04/30/2007	Purchase	Open Market  Common Stock   10,000  	 35.57
05/01/2007	Purchase	Open Market  Common Stock   30,000  	 35.07
05/08/2007	Sale		Open Market  Common Stock   28,000  	 35.22
05/10/2007	Purchase	Open Market  Common Stock   32,600 	 34.19
05/17/2007	Purchase@	Open Market  Common Stock   5,000  	 35.02
05/19/2007	Purchase@	Open Market  Common Stock   88,800 	 35.02
05/19/2007	Expiration	Open Market  Call Options   713    	  0.00
05/19/2007	Expiration	Open Market  Call Options   775    	  0.00
05/31/2007	Purchase@	Open Market  Common Stock   400    	 40.02
06/04/2007	Purchase	Open Market  Common Stock   30,000 	 33.53
06/05/2007	Purchase	Open Market  Common Stock   31,000 	 32.53
06/05/2007	Purchase@	Open Market  Common Stock   5,700  	 40.02
06/06/2007	Purchase	Open Market  Call Options   519    	  1.56
06/06/2007	Purchase	Open Market  Call Options   436    	  2.54
06/06/2007	Purchase	Open Market  Call Options   1,346  	  1.65
06/07/2007	Purchase	Open Market  Call Options   354    	  2.70
06/07/2007	Purchase	Open Market  Call Options   1,056  	  1.74
06/08/2007	Purchase@	Open Market  Common Stock   16,600 	 40.02
06/11/2007	Purchase@	Open Market  Common Stock   16,700 	 40.02
06/13/2007	Purchase@	Open Market  Common Stock   34,500 	 40.02
06/14/2007	Purchase@	Open Market  Common Stock   5,200  	 40.02
06/15/2007	Purchase@	Open Market  Common Stock   152,000	 40.02
06/15/2007	Expiration	Open Market  Call Options   8,837    	  0.00
06/20/2007	Purchase	Open Market  Common Stock   34,000  	 29.72
06/20/2007	Purchase	Open Market  Call Options   2,437   	  1.57
06/20/2007	Purchase	Open Market  Call Options   2,571   	  0.83
06/20/2007	Purchase	Open Market  Call Options   8       	  0.40
06/21/2007	Purchase	Open Market  Common Stock   5,000      	 29.69
06/27/2007	Purchase	Open Market  Common Stock   455      	 29.54
07/20/2007	Purchase	Open Market  Common Stock   27,500     	 29.07
07/20/2007	Purchase	Open Market  Call Options   738      	  1.43
07/20/2007	Purchase	Open Market  Call Options   1,157      	  3.80
07/25/2007	Purchase	Open Market  Common Stock   70,000     	 30.47
08/09/2007	Sale		Open Market  Common Stock   16,300     	 34.89
08/09/2007	Sale		Open Market  Common Stock   4,100     	 34.89
08/09/2007	Sale		Open Market  Common Stock   27,100     	 34.89
08/09/2007	Sale		Open Market  Call Options   815     	  3.43
08/24/2007	Purchase	Open Market  Call Options   2,200     	  2.52
08/27/2007	Purchase	Open Market  Common Stock   33,500     	 29.23
08/29/2007	Purchase@	Open Market  Common Stock   1,600	 40.02
08/31/2007	Purchase@	Open Market  Common Stock   7,500	 40.02
09/07/2007	Purchase@	Open Market  Common Stock   15,000	 35.02
09/10/2007	Purchase@	Open Market  Common Stock   2,800	 35.02
09/10/2007	Purchase@	Open Market  Common Stock   2,500	 40.02
09/11/2007	Purchase@	Open Market  Common Stock   1,400	 35.02
09/12/2007	Purchase@	Open Market  Common Stock   700		 40.02
09/12/2007	Purchase@	Open Market  Common Stock   4,300	 35.02
09/13/2007	Purchase@	Open Market  Common Stock   2,500	 30.02
09/13/2007	Purchase@	Open Market  Common Stock   5,000	 35.02
09/14/2007	Purchase@	Open Market  Common Stock   2,500	 35.02
09/14/2007	Sale		Open Market  Call Options   240		  0.02
09/18/2007	Purchase@	Open Market  Common Stock   6,200	 35.02
09/19/2007	Sale		Open Market  Call Options   500		  0.13
09/19/2007	Purchase@	Open Market  Common Stock   22,500	 30.02
09/19/2007	Purchase@	Open Market  Common Stock   2,500	 35.02
09/20/2007	Purchase@	Open Market  Common Stock   5,300	 30.02
09/21/2007	Expiration	Open Market  Call Options   4,217	  0.00
09/21/2007	Expiration	Open Market  Call Options   6,602	  0.00
09/21/2007	Expiration	Open Market  Call Options   1,741	  0.00
09/21/2007	Expiration	Open Market  Call Options   946		  0.00
09/21/2007	Purchase@	Open Market  Common Stock   162,400	 25.02
09/21/2007	Purchase@	Open Market  Common Stock   248,000	 30.02
09/21/2007	Purchase@	Open Market  Common Stock   42,500	 35.02
09/27/2007	Purchase	Open Market  Call Options   1,709	  1.21
09/27/2007	Purchase@	Open Market  Common Stock   7,600	 40.02
09/28/2007	Purchase	Open Market  Call Options   770		  1.56
09/28/2007	Purchase	Open Market  Call Options   1,050	  2.69
09/28/2007	Purchase@	Open Market  Common Stock   3,000	 40.02
09/28/2007	Sell     	Open Market  Common Stock   (75,500)	 22.78
10/01/2007	Purchase	Open Market  Call Options   100		  3.51
10/01/2007	Sell     	Open Market  Common Stock   (6,000)	 23.39
10/01/2007	Purchase@	Open Market  Common Stock   2,000	 30.02
10/02/2007	Purchase	Open Market  Call Options   100		  2.03
10/02/2007	Purchase	Open Market  Call Options   40		  3.26
10/02/2007	Sell     	Open Market  Common Stock   (3,500)	 23.98
10/03/2007	Purchase	Open Market  Call Options   410		  2.53
10/03/2007	Sell     	Open Market  Common Stock   (17,000)	 25.34
10/04/2007	Purchase	Open Market  Call Options   13		  3.01
10/04/2007	Purchase	Open Market  Call Options   780		  5.01
10/04/2007	Sell     	Open Market  Common Stock   (80,000)	 25.99
10/08/2007	Purchase@	Open Market  Common Stock   3,000	 30.02
10/08/2007	Purchase@	Open Market  Common Stock   1,000	 40.02
10/19/2007	Expiration	Open Market  Call Options   (1,700)	  0.00
10/19/2007	Expiration	Open Market  Common Stock   99,100	 30.02
10/26/2007	Sell     	Open Market  Common Stock   (85,350)	 27.20
10/26/2007	Sell     	Open Market  Common Stock   (90,000)	 27.20
10/29/2007	Sell     	Open Market  Common Stock   (9,650)	 27.72
11/07/2007	Purchase	Open Market  Common Stock   220,000	 27.26
11/08/2007	Sell     	Open Market  Common Stock   (2,000)	 30.53
11/08/2007	Sell     	Open Market  Common Stock   (10,200)	 30.53
11/08/2007	Sell     	Open Market  Common Stock   (7,067)	 30.53
11/08/2007	Sell     	Open Market  Common Stock   (24,400)	 30.53
11/08/2007	Sell     	Open Market  Common Stock   (27,500)	 30.53
11/08/2007	Sell     	Open Market  Common Stock   (70,000)	 30.53
11/09/2007	Sell     	Open Market  Common Stock   (1,400)	 31.58
11/09/2007	Sell     	Open Market  Common Stock   (2,800)	 31.58
11/09/2007	Sell     	Open Market  Common Stock   (1,300)	 31.58
11/09/2007	Sell     	Open Market  Common Stock   (2,500)	 31.58
11/09/2007	Sell     	Open Market  Common Stock   (2,500)	 31.58
11/12/2007	Sell     	Open Market  Common Stock   (2,500)	 31.55
11/12/2007	Sell     	Open Market  Common Stock   (42,500)	 31.55
11/16/2007	Purchase@	Open Market  Common Stock   78,200	 30.02
11/19/2007	Purchase@	Open Market  Common Stock   17,500	 40.02
11/20/2007	Purchase@	Open Market  Common Stock   3,200	 40.02



@ Shares of Common Stock were not purchased at the discretion of the Reporting Person, rather were the result of exercised written put options.